UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
UNDER
THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Zhihu Inc.
(Name of Issuer)

Class A ordinary shares, par value US$0.000125 per share
(Title of Class of Securities)

98955N108**
(CUSIP Number)

Tencent Holdings Limited 29/F., Three Pacific Place No. 1 Queen’s Road East, Wanchai, Hong Kong Telephone: +852 3148 5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, with each two American Depositary Shares representing one of the Class A Ordinary Shares, par value US$0.000125 per share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 98955N108

1.	Names of Reporting Persons Tencent Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 38,066,599 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 38,066,599 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,066,599
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.4% (2)
14.	Type of Reporting Person (See Instructions) CO

(1) Represents (i) 10,617,666 Class A ordinary shares of the Issuer held by Image Frame Investment (HK) Limited; and (ii) 27,448,933 Class A ordinary shares of the Issuer held by Huang River Investment Limited. Each of Huang River Investment Limited and Image Frame Investment (HK) Limited is a subsidiary of Tencent Holdings Limited.

(2) The percentage is calculated based on 246,413,570 Class A ordinary shares of the Issuer issued and outstanding as of November 8, 2024, as disclosed in the current report on Form 6-K furnished to the United States Securities and Exchange Commission (the “SEC”) by the Issuer on November 8, 2024. The foregoing 246,413,570 Class A ordinary shares of the Issuer exclude the Class A ordinary shares of the Issuer issued to the depositary of the Issuer for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s stock incentive plans.

CUSIP No. 98955N108

1.	Names of Reporting Persons Huang River Investment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6.	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 27,448,933
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 27,448,933
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,448,933
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.1% (4)
14.	Type of Reporting Person (See Instructions) CO

(4) The percentage is calculated based on 246,413,570 Class A ordinary shares of the Issuer issued and outstanding as of November 8, 2024, as disclosed in the current report on Form 6-K furnished to the SEC by the Issuer on November 8, 2024. The foregoing 246,413,570 Class A ordinary shares of the Issuer exclude the Class A ordinary shares of the Issuer issued to the depositary of the Issuer for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s stock incentive plans.

Introduction

This Amendment No. 2 to Statement on Schedule 13D (this “Amendment No. 2”) amends and supplements the Statement on Schedule 13D originally filed with the SEC on September 30, 2021, as amended an amendment thereto dated February 1, 2024 (as amended, the “Statement”), and is being filed by Tencent Holdings Limited (“Tencent”), a Cayman Islands company, and Huang River Investment Limited (“Huang River”), a British Virgin Islands company and a wholly-owned subsidiary of Tencent, in respect of the Class A ordinary shares, par value US$0.000125 per share (the “Class A Ordinary Shares”), of Zhihu Inc., a company incorporated under the laws of the Cayman Islands (the “Issuer”). Tencent and Huang River are collectively referred to as the “Reporting Persons.” This Amendment No. 2 is being filed to reflect a change in the beneficial ownership percentage of the Reporting Persons due solely to a change in the number of Class A Ordinary Shares issued and outstanding, following the completion of an all cash tender offers (the “Offers”) to buy back up to 46,921,448 Class A Ordinary Shares (including in the form of ADSs), as described in detail below. Unless otherwise stated herein, the Statement remains in full force and effect. All capitalized terms used in this Amendment No. 2 but not defined herein shall have the meanings ascribed to them in the Statement.

Item 1. Security and Issuer

No change.

Item 2. Identity and Background

(a) – (c), (f): (a) – (c), (f) of Item 2 is hereby amended and restated in its entirety as follows:

This Statement is being jointly filed by:

(i)	Tencent, a Cayman Islands company; and

(ii)	Huang River, a British Virgin Islands company and a wholly-owned subsidiary of Tencent.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a joint filing agreement attached hereto as an exhibit, with respect to the joint filing of this Statement and any amendment or amendments hereto.

The address of principal offices of each of the Reporting Persons is Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.

Tencent is an integrated Internet services company providing services including value-added services, online advertising and FinTech and business services. It has been listed on the main board of the Hong Kong Stock Exchange since June 16, 2004 (SEHK 700). Huang River is a wholly-owned subsidiary of Tencent and is principally engaged in the business of holding securities in portfolio companies in which Tencent invests.

Attached hereto as Appendix A, and incorporated herein by reference, is information concerning each of the executive officers and directors of each of the Reporting Persons (collectively, the “Related Persons”), which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d) – (e) None of the Reporting Persons nor any of Related Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The following paragraphs are hereby added to the end of Item 3:

On October 30, 2024, the Issuer announced the results of the Offers. The Offers expired at 4:00 a.m., New York City time, or 4:00 p.m., Hong Kong time, on Wednesday, October 30, 2024 (the “Latest Acceptance Time”). The Issuer has been advised by Broadridge Corporate Issuer Solutions, LLC, the tender agent, and Computershare Hong Kong Investor Services Limited, the registrar, that 33,016,016 Class A Ordinary Shares (including 19,877,118 Class A Ordinary Shares in the form of 6,625,706 ADSs) were validly tendered and not properly withdrawn as of the Latest Acceptance Time, and the Issuer has accepted all these Class A Ordinary Shares (including in the form of ADSs) to be bought back and cancelled by it on completion of the Offers.

On November 8, 2024, the Issuer announced the completion of the Offers, following which there are 246,413,570 issued and outstanding Class A Ordinary Shares (excluding the Class A Ordinary Shares issued to the depositary of the Issuer for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s stock incentive plans).

Item 4. Purpose of Transaction

The following is hereby added to the end of Item 4:

The information provided in Items 3 is hereby incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

(a) – (b) of Item 5 are hereby amended and restated in its entirety as follows:

Items 7 through 11 and Item 13 of each of the cover page of this Statement for the Reporting Persons are incorporated herein by reference.

As of the date hereof, Huang River may be deemed to be the beneficial owner and deemed to have the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, of 27,448,933 Class A Ordinary Shares held of record by it, representing 11.1% of the total issued and outstanding Class A Ordinary Shares. Tencent may be deemed to beneficially own, and deemed to have the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of an aggregate of 38,066,599 Class A Ordinary Shares held of record by Image Frame and Huang River, both of which are subsidiaries of Tencent, representing 15.4% of the total issued and outstanding Class A Ordinary Shares.

The beneficial ownership percentages above are calculated based on 246,413,570 Class A Ordinary Shares issued and outstanding as of November 8, 2024, as disclosed in the current report on Form 6-K furnished to the SEC by the Issuer on November 8, 2024. The foregoing 246,413,570 Class A Ordinary Shares exclude the Class A Ordinary Shares issued to the depositary of the Issuer for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s stock incentive plans.

(c) To the knowledge of the Reporting Persons, none of the Related Persons has effected any transactions in the Class A Ordinary Shares during the past 60 days.

(d) Except as disclosed in this Statement, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No change.

Item 7. Material to be Filed as Exhibits

Exhibit No. 1 is hereby replaced in its entirety as follows:

Exhibit Number	Description of Exhibits
1	Joint Filing Agreement dated November 12, 2024 by and between the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2024

TENCENT HOLDINGS LIMITED

By:	/s/ Huateng MA
	Name:	Huateng MA
	Title:	Director

HUANG RIVER INVESTMENT LIMITED

By:	/s/ Huateng MA
	Name:	Huateng MA
	Title:	Director

APPENDIX A

EXECUTIVE OFFICERS AND DIRECTORS OF TENCENT HOLDINGS LIMITED

The names of the directors and the names and titles of the executive officers of Tencent Holdings Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent Holdings Limited.

Name	Present Principal Employment	Citizenship
Directors:
Ma Huateng	Chairman of the Board and Executive Director	People’s Republic of China
Jacobus Petrus (Koos) Bekker	Non-Executive Director	Republic of South Africa
Charles St Leger Searle	Non-Executive Director	Republic of South Africa
Li Dong Sheng	Independent Non-Executive Director	People’s Republic of China
Ian Charles Stone	Independent Non-Executive Director	United Kingdom of Great Britain and Northern Ireland
Yang Siu Shun	Independent Non-Executive Director	People’s Republic of China (Hong Kong SAR)
Ke Yang	Independent Non-Executive Director	People’s Republic of China
Zhang Xiulan	Independent Non-Executive Director	People’s Republic of China
Executive officers:
Ma Huateng	Chief Executive Officer	People’s Republic of China
Lau Chi Ping Martin	President	People’s Republic of China (Hong Kong SAR)
Xu Chenye	Chief Information Officer	People’s Republic of China
Ren Yuxin	Chief Operating Officer and President of Platform & Content Group and Interactive Entertainment Group	People’s Republic of China
James Gordon Mitchell	Chief Strategy Officer and Senior Executive Vice President	United Kingdom of Great Britain and Northern Ireland
John Shek Hon Lo	Chief Financial Officer and Senior Vice President	People’s Republic of China (Hong Kong SAR)

EXECUTIVE OFFICERS AND DIRECTORS OF HUANG RIVER INVESTMENT LIMITED

The names of the directors and the names and titles of the executive officers of Huang River Investment Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, 29/F Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Huang River Investment Limited.

Name	Present Principal Employment	Citizenship
Directors:
Ma Huateng	Director	People’s Republic of China
Charles St Leger Searle	Director	Republic of South Africa
Executive officers:
N/A